------------------------- ------------------------------------------------------
SEC POTENTIAL      PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
1746 (11-02)       CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                   FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
------------------------- ------------------------------------------------------

                                                   ----------------------------
                  UNITED STATES                             OMB APPROVAL
        SECURITIES AND EXCHANGE COMMISSION         ----------------------------
            WASHINGTON, D.C. 20549                    OMB Number:
       SECURITIES AND EXCHANGE COMMISSION          ----------------------------
                                                      Expires:
                                                   ----------------------------
                                                      Estimated average burden
                                                      hours per response.....11
                                                   ----------------------------
                                  SCHEDULE 13D
                                (AMENDMENT NO. 8)

                    Under the Securities Exchange Act of 1934

                         PRG-SCHULTZ INTERNATIONAL, INC.
-------------------------------------------------------------------------------
                                (Name of Company)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69357C107
-------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Andre Weiss, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2431
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 17, 2006
-------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------                  ------------------------------
 CUSIP NO.      69357C107                         PAGE 2 OF 10 PAGES
-------------------------------                  ------------------------------


-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Parkcentral Global Hub, Limited
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            See Item 3
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                23,271,478 shares issuable upon conversion of
                                Senior Convertible Notes and Series A Preferred
                                Stock (See Item 5)
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    0
  OWNED BY              -------------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     23,271,478 shares issuable upon conversion of
                                Senior Convertible Notes and Series A Preferred
                                Stock (See Item 5)
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            27,799,228 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock (See Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                         [ ]

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            30.9% (see Item 5)
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                  ------------------------------
 CUSIP NO.      69357C107                         PAGE 3 OF 10 PAGES
-------------------------------                  ------------------------------


-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Petrus Securities, LP
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            See Item 3
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Texas
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                4,527,750 shares issuable upon conversion of
                                Senior Convertible Notes and Series A Preferred
                                Stock (See Item 5)
                        -------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                       0
  OWNED BY              -------------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     4,527,750 shares issuable upon conversion of
                                Senior Convertible Notes and Series A Preferred
                                Stock (See Item 5)
                       --------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            27,799,228 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock (See Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                         [ ]

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.9% (see Item 5)
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
-------------------------------------------------------------------------------

This Amendment No. 8 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on December 21, 2005 by Parkcentral Global Hub, Limited, a Bermuda Company and Petrus Securities, LP, a Texas Limited Partnership (collectively, the "Reporting Persons"). This amendment to the Schedule 13D relates to the shares of Common Stock (the "Shares") of PRG-Schultz International, Inc., a Georgia corporation (the "Company"). The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

              Item 5 is hereby supplemented by the following:

         Pursuant to the Company's exchange offer, on March 17, 2006, each Reporting Person exchanged all of its 4.75% Convertible Subordinated Notes due 2006 for 11.0% Senior Notes due 2011, 10.0% Senior Convertible Notes due 2011 ("Senior Convertible Notes") and 9.0% Senior Series A Convertible Participating Preferred Stock ("Series A Preferred Stock") of the Company. As a result of this exchange,(i) Parkcentral Global Hub, Limited holds principal amount of $9,621,600 of Senior Convertible Notes and 20,045 shares of Series A Preferred Stock over which it has sole voting and dispositive power and (ii) Petrus Securities, LP holds principal amount of $1,872,000 of Senior Convertible Notes and 3,900 shares of Series A Preferred Stock over which it has sole voting and dispositive power. Together, the Reporting Persons may be deemed to beneficially own (i) principal amount of $11,493,600 of Senior Convertible Notes, which is convertible into 17,682,466 shares of Common Stock (assuming shareholder approval of an increase in the Company's authorized common stock) and (ii) 23,945 shares of Series A Preferred Stock, which is convertible into 10,116,763 shares of Common Stock.

         Based upon the Form 10-K filed by the Company on March 23, 2006, as of February 28, 2006, there were 62,112,307 shares of Common Stock outstanding. Therefore, each Reporting Person may be deemed to be the beneficial owner of securities representing 30.9% of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              Item 6 is hereby amended and restated in its entirety as follows:

              As of March 17, 2006, the Noteholders' Committee ceased to function. As a consequence, the group for purposes of Rule 13d-5(b) that may have been deemed to have been created thereby ceased to exist.

              The Reporting Persons have no oral or written agreements, understandings or arrangements with each other or any other person relating to acquiring, holding, voting or disposing of any securities of the Company or otherwise with respect to the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement dated March 27, 2006.

2. Press release, dated March 20, 2006

                                   SIGNATURES
         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 27, 2006

PARKCENTRAL GLOBAL HUB LIMITED




By:  /s/ David Radunsky
     -------------------
     Name:  David Radunsky
     Title: Chief Operating Officer
            Parkcentral Capital Management, L.P.
            Advisor to Parkcentral Global Hub Limited


PETRUS SECURITIES, LP



By:  /s/ David Radunsky
     -------------------
     Name:  David Radunsky
     Title: Chief Operating Officer

10099781.5

                                  EXHIBIT INDEX

1. Joint Filing Agreement dated March 27, 2006.

2. Press release, dated March 20, 2006.

                                    EXHIBIT 1

                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated as of March 27, 2006

PARKCENTRAL GLOBAL HUB LIMITED




By:  /s/ David Radunsky
     -------------------
     Name:  David Radunsky
     Title: Chief Operating Officer
            Parkcentral Capital Management, L.P.
            Advisor to Parkcentral Global Hub Limited


PETRUS SECURITIES, LP



By:  /s/ David Radunsky
     -------------------
     Name:  David Radunsky
     Title: Chief Operating Officer